United States
               Securities and Exchange Commission
                    Washington, D.C.  20549

                         SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934

                        AMENDMENT NO. 2

                          ONEOK, INC.
                     ----------------------
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
     ------------------------------------------------------
                 (Title of Class of Securities)

                            68267810
                     ----------------------
                         (CUSIP Number)

                       Richard D. Terrill
Executive Vice President, General Counsel and Corporate Secretary
                    Western Resources, Inc.
                    818 South Kansas Avenue
                      Topeka, Kansas 66612
                         (785)575-6322

------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        January 20, 2000
--------------------------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP NO. 68267810


1.  NAME OF REPORTING PERSON                      Western Resources, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.             48-0290150

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF      (A)        |_|
    A GROUP                                       (B)        |_|

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                               n/a

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION          State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

7.  SOLE VOTING POWER                             2,184,355

                                                  An additional 19,946,448
                                                  shares of Common Stock
                                                  issuable in certain
                                                  circumstances in the event
                                                  of the conversion (the
                                                  conditions for which are not
                                                  expected to occur within the
                                                  next 60 days) of 19,946,448
                                                  shares of Series A
                                                  Convertible Preferred Stock.

8.  SHARED VOTING POWER                           0

9.  SOLE DISPOSITIVE POWER                        2,184,355

                                                  An additional 19,946,448
                                                  shares of Common Stock
                                                  issuable in certain
                                                  circumstances in the event
                                                  of the conversion (the
                                                  conditions for which are not
                                                  expected to occur within the
                                                  next 60 days) of 19,946,448
                                                  shares of Series A
                                                  Convertible Preferred Stock.

10. SHARED DISPOSITIVE POWER                      0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                         2,184,355

                                                  An additional 19,946,448
                                                  shares of Common Stock

CUSIP NO. 68267810


                                                  issuable in certain
                                                  circumstances in the event
                                                  of the conversion (the
                                                  conditions for which are not
                                                  expected to occur within the
                                                  next 60 days) of 19,946,448
                                                  shares of Series A
                                                  Convertible Preferred Stock.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
    (11) EXCLUDES CERTAIN SHARES                  |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                      7.46%

                                                  Up to 45.0% of the Common
                                                  Stock outstanding in the
                                                  event of conversion (the
                                                  conditions for which are not
                                                  expected to occur within the
                                                  next 60 days) of Series A
                                                  Convertible Preferred Stock.

14. TYPE OF REPORTING PERSON                      CO

Item 1.    Security and Issuer.

This statement on Schedule 13D ("Statement") is filed by Western Resources, Inc. ("Western") and relates to the Common Stock, par value $.01 per share ("Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 West Fifth Street, Tulsa, Oklahoma 74103.

Item 2.    Identity and Background.

No change.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

No change.

Item 5.    Interest in Securities of Issuer.

(a) Western beneficially owns 2,184,355 shares of Common Stock and 19,946,448 shares of Series A Convertible Preferred Stock. The shares of Common Stock held by Western constitute 7.46% of the outstanding Common Stock as of January 25, 2000. Upon conversion of the shares of Series A Convertible Preferred Stock, Western would beneficially own 45% of the outstanding Common Stock; however such shares are not currently convertible and Western does not expect the conditions for conversion to occur within the next 60 days.

(b) Western has sole power to vote and to dispose of the 2,184,355 shares of Common Stock, and any shares of Common Stock owned following conversion of the 19,946,448 shares of Series A Convertible Preferred Stock.

(c) Western sold 421,512 shares of Common Stock of the Issuer in the period since November 29, 1999. Such shares are listed below:

      Shares Sold          Price Per Share          Date of Sale
        17,182                 $26.6461              11/29/1999
        13,500                 $26.9564              12/01/1999
        17,182                 $27.6196              12/02/1999
        17,182                 $28.1253              12/03/1999
        17,591                 $28.8410              12/06/1999
        17,591                 $28.1003              12/07/1999
        17,591                 $27.5288              12/08/1999
        17,591                 $27.4012              12/09/1999
        17,590                 $27.0378              12/10/1999
        19,473                 $26.8002              12/13/1999
        97,200                 $26.6678              12/14/1999
         7,200                 $26.3750              12/16/1999
        17,764                 $24.7907              01/04/2000
        17,836                 $24.7081              01/05/2000
        12,109                 $24.8653              01/06/2000
         8,018                 $25.4031              01/07/2000
        14,319                 $25.6214              01/10/2000
        19,718                 $25.6691              01/11/2000
         2,431                 $26.4886              01/19/2000
         9,082                 $26.2055              01/20/2000
        15,627                 $27.2667              01/21/2000
         9,981                 $27.9198              01/24/2000
        17,754                 $27.3494              01/25/2000

All such shares were required to be sold by Western to the Issuer by the Shareholder Agreement dated as of November 27, 1997 between the Issuer and Western as a result of the Issuer's open market purchases of Common Stock in a share repurchase program.

Except as set forth in this Statement, neither Western, nor, to the best of Western's knowledge, any executive officer or director of the Western, beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 1  Identity of Executive Officers and Directors of Western Resources,
           Inc.

                           SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  WESTERN RESOURCES, INC.




                                  By:   /s/ Richard D. Terrill
                                  Richard D. Terrill
                                  Executive Vice President, General Counsel
                                  and Corporate Secretary





Dated: January 26, 2000

                                EXHIBIT 1
         Executive Officers and Directors of Western Resources, Inc.

WESTERN RESOURCES, INC. - EXECUTIVE OFFICERS:

David C. Wittig, Chairman of the Board, President and Chief Executive Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Thomas L. Grennan, Executive Vice President, Electric Operations, 818 South Kansas Avenue, Topeka, Kansas 66612

Carl M. Koupal, Jr., Executive Vice President, Chief Administrative Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Douglas T. Lake, Executive Vice President, Chief Strategic Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

William B. Moore, Executive Vice President, Chief Financial Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Richard D. Terrill, Executive Vice President, General Counsel and Corporate Secretary, 818 South Kansas Avenue, Topeka, Kansas 66612

WESTERN RESOURCES, INC. - DIRECTORS:

David C. Wittig, Chairman of the Board, President and Chief Executive Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Frank J. Becker, President, Becker Investments, Inc., 1441 Wakarusa Dr., Suite 200, Lawrence, Kansas 66049

Dr. Gene A. Budig, President, American League of Professional Baseball Clubs, 245 Park Avenue, 28th Floor, New York, New York 10167

Charles Q. Chandler, IV, Chairman of the Board, President and Chief Executive Officer, INTRUST Bank, 105 N. Main St., Wichita, KS 67202

John C. Dicus, Chairman of the Board and Chief Executive Officer, Capitol Federal Savings Bank MHC, 700 South Kansas Avenue, Topeka, Kansas 66603

David H. Hughes, 818 South Kansas Avenue, Topeka, Kansas  66612

Russell W. Meyer, Chairman and Chief Executive Officer, Cessna Aircraft Company, One Cessna Blvd., Wichita, Kansas 67215

Jane Dresner Sadaka, 818 South Kansas Avenue, Topeka, Kansas  66612

Louis W. Smith, President and Chief Financial Officer, Ewing Marion Kauffman Foundation, 4801 Rockhill Road, Kansas City, Missouri 64110-2046